

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

August 26, 2009

<u>By Facsimile and U.S. Mail</u>

Mr. Ralph Proceviat
Chief Financial Officer
Clean Power Concepts Inc.
Suite 1404 510 West Hastings Street
Vancouver, British Columbia
Canada V6B 1L8

   **Re: Clean Power Concepts Inc.
     Form 10-K for the Fiscal Year Ended June 30, 2008
     Filed September 24, 2008
     Response Letter Dated April 24, 2009
     Response Letter Dated July 6, 2009
     File No. 000-52035**

Dear Mr. Proceviat:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Jill Davis
           Branch Chief